Afya Limited Announces Medical Seats Increase in FASA Itabuna

December 29, 2022 – Afya Limited or Afya (Nasdaq: AFYA) today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna, located in the state of Bahia.

With the authorization, Afya reaches 149 medical seats on this campus, and 2,823 total approved seats, which will represent around 20,326 students at maturity, considering FIES and PROUNI. In September 30, 2022, Afya had 17,997 medical students.

About Afya:

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br